SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
SCHEDULE TO
(RULE 14d-l00)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(I) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Affiliated Computer Services, Inc.
(Name of Subject Company (Issuer))
Affiliated Computer Services, Inc.
(Names of Filing Person (Offeror))

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
008190100
(CUSIP Number of Class of Securities)
William L. Deckelman, Jr.
Executive Vice President and General Counsel
Affiliated Computer Services, Inc.
2828 North Haskell Avenue
Dallas, TX 75204
(214) 841-6111
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Neel Lemon
Sarah Rechter
Baker Botts L.L.P.
2001 Ross Avenue, Suite 600
Dallas, Texas 75201
(214) 953-6500
CALCULATION OF FILING FEE

Transaction Valuation* $3,496,500,000	Amount of Filing Fee** $374,125.50
*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 55,500,000 shares of the outstanding Class A Common Stock, par value $0.01 per share, at a price per share of $63.00 in cash.

**	The amount of the filing fee equals $107.00 per $1 million of the transaction value and is estimated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 as amended.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $374,125.50	Filing Party: Affiliated Computer Services, Inc.

Form or Registration No.: Schedule TO	Date Filed: February 9, 2006
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-l.

☑ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO
     This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, the “Schedule TO”) filed by Affiliated Computer Services, Inc., a Delaware corporation (“ACS” or the “Company”), on February 9, 2006 pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with its offer to purchase for cash up to 55,500,000 shares of its Class A Common Stock, par value $0.01 per share, including the associated stock purchase rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 9, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any supplements or amendments thereto, collectively constitute the “Offer”).
     All information in the Offer to Purchase, which was previously filed with the Schedule TO as Exhibit (a)(1)(A), is hereby expressly incorporated in this Amendment No. 2 by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.
     Items 1 through 11
     Items 1 through 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:
     1. The first bullet point in the answer to the question “Are there any conditions to the Offer?” under the caption “SUMMARY TERM SHEET” on page 3 of the Offer to Purchase is amended and restated in its entirety to read as follows:
“•	We must obtain financing pursuant to the terms and conditions to be contained in our definitive financing agreements with Citigroup Global Markets Inc.;”
     2. The third bullet point in the answer to the question “Are there any conditions to the Offer?” under the caption “SUMMARY TERM SHEET” on page 3 of the Offer to Purchase is amended and restated to read in its entirety as follows:
“•	No legal action shall be pending, or shall have been proposed or taken, that arises out of the Offer or any events or circumstances relating thereto or that would or is reasonably likely to adversely affect our business or adversely impact our ability to purchase the Shares in the Offer;”
     3. The fifth paragraph under the caption “1. Terms Of The Offer” on page 12 of the Offer to Purchase is amended by adding the following sentence to the end of such paragraph:
“Promptly after the expiration of the Offer, we will issue one or more press releases setting forth the preliminary and final results of the Offer. In the event of proration, the press release of the final results will include the proration ratio (as discussed below) and will be issued approximately five days after the Expiration Date.”
     4. The first paragraph on page 14 of the Offer to Purchase under the caption “1. Terms Of The Offer” is deleted in its entirety.
     5. The first paragraph on page 25 of the Offer to Purchase under the caption “4. Withdrawal Rights” is amended and restated to read in its entirety as follows:
“If we extend the Offer, are delayed in our purchase of Shares or, due to the failure of one of the conditions described in Section 7 “Conditions Of The Offer”, we find it inadvisable to proceed with the Offer or with acceptance for payment, then, without prejudice to our rights under the Offer, the Depositary may, subject to applicable law, retain tendered Shares on our behalf, and the Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in Section 4 “Withdrawal Rights”.”
     6. The first paragraph under the caption “7. Conditions Of The Offer” on page 26 of the Offer to Purchase is amended by deleting the parenthetical “(including any action or omission to act by us)”.
     7. The first bullet point in the first paragraph under the caption “7. Conditions Of The Offer” on page 26 of the Offer to Purchase is amended and restated to read in its entirety as follows:
“•	one or more of the customary conditions set forth in the definitive financing agreements is not satisfied and, as a result, the lender will not provide the contemplated financing;”
     8. The second bullet point in the first paragraph under the caption “7. Conditions Of The Offer” on pages 26 and 27 of the Offer to Purchase is amended and restated to read in its entirety as follows:
“•	there has been any action instituted, pending, proposed or taken, including any settlement, or any approval withheld, or any law, statute, rule, regulation, judgment, order or injunction invoked, proposed, sought, promulgated, enacted, entered, amended, enforced, applicable or deemed to be applicable to the Offer or to us or any of our subsidiaries, including any settlement, by any court, government or governmental, regulatory or administrative authority, agency or tribunal, domestic, foreign or supranational, that arises out of the Offer or any events or circumstances relating thereto or that, in our reasonable judgment, would or is reasonably likely to:”
     9. The last paragraph under the caption “7. Conditions Of The Offer” is amended by deleting the parenthetical “(including any action or omission to act by us)”.
     10. The last paragraph under the caption “13. Material U.S. Federal Income Tax Consequences” on page 44 of the Offer to Purchase is amended by deleting the first sentence of such paragraph.
     11. The first paragraph under the caption “15. Fees and Expenses” is amended and restated to read in its entirety as follows:
“We have retained Citigroup Global Markets, Inc. to act as sole Dealer Manager and our financial advisor in connection with the Offer. Citigroup will receive, for these services, a fee equal to the sum of: (a) the greater of (i) $12,500,000 or (ii) 0.53% of the gross value of Shares repurchased by the Company in conjunction with the Offer and (b) $0.10 per share times the number of Shares repurchased by the Company in conjunction with the Offer. We have also agreed to reimburse Citigroup for reasonable out-of-pocket expenses incurred in connection with the Offer, including fees and expenses of counsel, and to indemnify Citigroup against liabilities in connection with the Offer, including liabilities under the federal securities laws. Furthermore, Citigroup is also acting as the lead manager for the new credit facilities referenced in the Commitment Letter for which it will receive a separate customary syndication fee.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Affiliated Computer Services, Inc.
By:	/s/ WILLIAM L. DECKELMAN, JR..
Name:	William L. Deckelman, Jr.
Title:	Executive Vice President and General Counsel

Dated: February 21, 2006

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase for Cash, dated February 9, 2006.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Letter to Participants in the ACS Savings Plan.*

(a)(5)(A)	Press Release dated January 26, 2006, announcing the Offer (filed as Exhibit 99.3 to the Company’s Current Report on Form 8-K on January 26, 2006, and incorporated herein by reference).

(a)(5)(B)	Form of Summary Advertisement.*

(a)(5)(C)	Letter to Shareholders.*

(a)(5)(D)	Letter to Holders of Stock Options.*

(a)(5)(E)	The information set forth in Item 8.01 of the Company’s Current Report on Form 8-K on January 26, 2006 and incorporated herein by reference.

(a)(5)(F)	The Company’s Current Report on Form 8-K on January 27, 2006 regarding the Offer and incorporated herein by reference.

(a)(5)(G)	The Company’s Current Report on Form 8-K on February 1, 2006 regarding the Offer and incorporated herein by reference.

(a)(5)(H)	The Company’s Current Report on Form 8-K on February 6, 2006 regarding the Offer and incorporated herein by reference.

(a)(5)(I)	Press Release dated February 9, 2006, announcing the commencement of the Offer.*

(a)(5)(J)	Message on ACS Savings Plan website.*

(b)(1)	Commitment letter, dated January 26, 2006, by and between Affiliated Computer Services, Inc. and Citigroup Global Markets Inc., on behalf of itself and its affiliates.*

(d)(1)	Amended Stock Option Plan of the Company (filed as Exhibit 10.1 to Amendment No. 1 to our Registration Statement on Form S-1, filed July 15, 1994, File No. 33-79394 and incorporated herein by reference).

(d)(2)	1997 Stock Incentive Plan of the Company (filed as Appendix D to our Joint Proxy Statement on Schedule 14A, filed November 14, 1997 and incorporated herein by reference).

(d)(3)	Amendment No. 1 to 1997 Stock Incentive Plan of the Company, dated as of October 28, 2004 (filed as Exhibit 4.6 to our Registration Statement on Form S-8, filed December 6, 2005 and incorporated herein by reference).

Exhibit No.	Description

(d)(4)	Form of Directors Indemnification Agreement (filed as Exhibit 10.20 to Amendment No. 3 to our Registration Statement on Form S-1, filed August 23, 1994, File No. 33-79394 and incorporated herein by reference).

(d)(5)	Form of Severance Agreement, each dated as of March 1, 2004 except as otherwise noted, by and between Affiliated Computer Services, Inc. and each of Jeffrey A. Rich, Mark A. King, Warren D. Edwards, Lynn Blodgett, Harvey Braswell (September 14, 2004), John Brophy and William L. Deckelman, Jr. (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q, filed May 17, 2004 and incorporated herein by reference).

(d)(6)	Form of Amendment No. 1 to Severance Agreement, each dated as of February 2, 2005, by and between Affiliated Computer Services, Inc. and each of Jeffrey A. Rich, Mark A. King, Warren D. Edwards, Lynn Blodgett, Harvey Braswell, John Brophy and William L. Deckelman, Jr. (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q, filed February 8, 2005 and incorporated herein by reference).

(d)(7)	Severance Agreement, dated as of February 2, 2005, by and between Affiliated Computer Services, Inc. and John Rexford (filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q, filed February 8, 2005 and incorporated herein by reference).

(d)(8)	Severance Agreement, dated as of June 13, 2005, by and between Affiliated Computer Services, Inc. and Tom Burlin (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed June 16, 2005 and incorporated herein by reference).

(d)(9)	Supplemental Executive Retirement Agreement, dated as of December 15, 1998, by and between Affiliated Computer Services, Inc. and Darwin Deason (filed as Exhibit 10.13 to our Annual Report on Form 10-K, filed September 29, 1999 and incorporated herein by reference).

(d)(10)	Amendment to Supplemental Executive Retirement Agreement, dated as of November 13, 2003, by and between Affiliated Computer Services, Inc. and Darwin Deason (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q, filed February 17, 2004 and incorporated herein by reference).

(d)(11)	Amendment No. 2 to Supplemental Executive Retirement Agreement, dated as of June 30, 2005, by and between Affiliated Computer Services, Inc. and Darwin Deason (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed July 1, 2005 and incorporated herein by reference).

(d)(12)	Employment Agreement, dated February 16, 1999 between the Company and Darwin Deason (filed as Exhibit 10(iii)(A) to our Quarterly Report on Form 10-Q, filed May 17, 1999 and incorporated herein by reference).

(d)(13)	Affiliated Computer Services, Inc. 401(k) Supplemental Plan, effective as of July 1, 2000, as amended (filed as Exhibit 10.15 to our Annual Report on Form 10-K, filed September 13, 2004 and incorporated herein by reference).

(d)(14)	Affiliated Computer Services, Inc. Executive Benefit Plan, effective as of January 1, 2002, as amended (filed as Item 10.15 to our Annual Report on Form 10-K, filed September 13, 2005 and incorporated herein by reference).

Exhibit No.	Description

(d)(15)	Summary of Independent Director Compensation (filed as Item 1.01 of our Current Report on Form 8-K, filed August 29, 2005 and incorporated herein by reference).

(d)(16)	Form of Stock Option Agreement (filed as Item 10.17 to our Annual Report on Form 10-K, filed September 13, 2005 and incorporated herein by reference).

(d)(17)	Form of Stock Option Agreement (UK grant) (filed as Item 10.18 to our Annual Report on Form 10-K, filed September 13, 2005 and incorporated herein by reference).

(d)(18)	Amended and Restated Rights Agreement, dated April 2, 1999, between Affiliated Computer Services, Inc. and First City Transfer Company, as Rights Agent (filed as Exhibit 4.1 on our Current Report on Form 8-K, filed May 19, 1999 and incorporated herein by reference).

(d)(19)	Amendment No. 1 to Amended and Restated Rights Agreement, dated as of February 5, 2002, by and between Affiliated Computer Services, Inc. and First City Transfer Company (filed as Exhibit 4.1 to our Current Report on Form 8-K, filed February 6, 2002 and incorporated herein by reference).

(d)(20)	Voting Agreement, dated as of February 9, 2006 by and between Affiliated Computer Services, Inc. and Darwin Deason. (Filed as Exhibit 9.1 to our Quarterly Report on Form 10-Q, filed February 9, 2006 and incorporated herein by reference).

(d)(21)	Independent Director Special Compensation (January 2006) (filed as Item 5 of Part II to our Quarterly Report on Form 10-Q filed February 9, 2006 and incorporated herein by reference).
*	Previously filed on Schedule TO on February 9, 2006.